Mail Stop 4561

      							January 31, 2006

Via U.S. Mail and Fax (310) 553-6452
Mr. Gary D. Burnison
Chief Operating Officer, Chief Financial Officer and Executive Vice President
Korn/Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

	RE:	Korn/Ferry International
      Form 10-K for the fiscal year ended April 30, 2005
		Filed July 14, 2005
		File No. 1-14505

Dear Mr. Burnison:

      We have reviewed the above referenced filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations - Page 20

1. Please revise your discussion of changes in revenues in future filings to discuss and quantify the effects of changes in fees, volume of engagements, as well as changes in foreign currency exchange rates on your revenues for the period, in accordance with
Item 303(a)(3)(iii) of Regulation S-K. You should discuss why these changes occurred and whether these matters are expected to have an impact on future operations, including any material trends that may exist.

2. When more than one factor is cited in explaining a change in a financial statement item, the amounts of the individual factors cited should be quantified unless not practical. We noted instances where it appears that the amounts of multiple factors should be reasonably quantifiable. For example, under General and Administration Expenses, please quantify the increases in costs from professional fees, provision for doubtful accounts and business development costs.
Also, similar to the previous comment regarding revenues, you should discuss why these changes occurred and whether these matters are expected to have an impact on future operations, including any material trends that may exist. Please apply this general guidance throughout Management`s Discussion and Analysis in your future filings.


Liquidity and Capital Resources - Page 25

3. We noted that your Liquidity and Capital Resources discussion in
Management`s Discussion & Analysis is, in part, a recitation of your cash flow in narrative form. In accordance with Item 303 of Regulation S-K please revise future filings to discuss the factors that drive cash flows rather than simply discuss the line items that appear on the cash flow statement. In addition, discuss those items which management specifically believes may be indicators of the company`s liquidity condition in both the short term and long term.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with other questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief



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Mr. Gary D. Burnison
Korn/Ferry International
January 31, 2006
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